ELECTRONIC KOURSEWARE INTERNATIONAL, INC.

300-A S. Front Street

Kyle, Texas 78640

Telephone: 512.921.7157

Fax: 512.268.2766

January 23, 2009

VIA EDGAR and

FEDERAL EXPRESS

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street NE

Washington, D.C. 20549

Attention: Reid Hooper

RE:	Electronic Kourseware International, Inc.

Form 10-12g

File No. 000-53242

Dear Mr. Hooper:

This letter responds to the Commission staff’s comment letter dated November 14, 2008, to Electronic Kourseware International, Inc. Today we are filing Amendment No. 2 to the referenced Form 10-12g, with revisions drafted in response to your comments. Enclosed with this letter (via Federal Express) are four copies of this amendment, together with four additional copies marked to show changes from the original filings and cross-referenced in the right margins to indicate revisions made in response to comments.

We acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or person under the federal securities laws of the United States.

Reid Hooper

January 23, 2009

The following numbered response corresponds to the numbered comment in your November 14 letter. Page references in this letter are to the unmarked versions of the registration statement as filed via EDGAR.

Note 9 – Related Party Transactions

1.

Refer to your response to comment 9. We do not believe that the fair value of the shares to be issued to Paragon Capital is representative of the fair value of the shares issued to the 5 directors back in March 2007. Even though at the time of the transaction there was no active trading, we note that in February 2007 you issued 66,666,666 shares to three accredited investors for $1,000,000. Since the issuance of 66,666,666 shares occurred approximately a month after your issuance to the directors, it appears to us that $.015 is more representative of the fair value of the shares issued to the board members. Please revise your financial statements accordingly.

Response: See pages 5, 6, 9, 14, 15, 16, 22, 24, 25 and 32. We adjusted the fair value of the shares issued to the directors to $0.015 per share and revised the financial statements, MD&A and Executive Compensation sections accordingly.

In addition, this amendment contains unaudited interim financial information for the nine month period ended September 30, 2008, as opposed to the six month period ended June 30, 2008.

I trust that the foregoing information completely responds to your comments. Please contact us through our attorney, Lee Polson (telephone 512.499.3626; fax 512.499.5719; email lee.polson@strasburger.com) if you have questions or require additional information.

Very truly yours,

Electronic Kourseware International, Inc.

/s/ Phillip Greer

By: Phillip Greer, Chief Executive Officer